TransAlta announces improved third quarter earnings

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Comparable* earnings per share increased to $0.34 compared to $0.32 last year

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Cash flow from operations of $194 million in the quarter slightly down from $202 million a year ago

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New long-term contract signed with the Ontario Power Authority for Sarnia natural gas cogeneration facility

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Successful acquisition of Canadian Hydro Developers positions TransAlta as a North American leader in renewables

*Presenting comparable (loss) earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of these non-GAAP financial measures can be found beginning on page 27 of the MD&A.

CALGARY, Alberta (Oct. 27, 2009) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings for the third quarter 2009 of $0.34 per share ($66 million) versus $0.32 per share ($62 million) for the same period in 2008.  Net earnings for the third quarter 2009 were also $0.34 per share ($66 million) compared to $0.31 per share ($61 million) in the third quarter of 2008.

Comparable earnings increased in the quarter due primarily to increased Generation gross margins in Canada and from lower operations, maintenance and administration spend driven by targeted cost savings across the organization.  These gains were offset by higher unplanned outages at Centralia Thermal and lower Energy Trading gross margins.

“Our third quarter results highlight work we’ve done to drive better returns from our base assets through re-contracting as well as investments in our Alberta Thermal fleet to improve operations stability,” said Steve Snyder, President and Chief Executive Officer (CEO). “With the last of our major maintenance outages in 2009 nearing completion we are turning our attention to the successful integration of Canadian Hydro Developers and its employees. The combination of the two companies provides TransAlta with immediate value, unparalleled expertise in the renewables industry and significant long-term low carbon growth opportunities.”

Effective Sept. 30, 2009, TransAlta signed a new contract with the Ontario Power Authority for the Sarnia regional natural gas cogeneration power plant. The contract is capacity based and the term of the new agreement is from July 1, 2009 through to the end of 2025. This agreement will improve the economic performance and stability of earnings from the Sarnia asset.

Cash flow from operations for the three months ended Sept. 30, 2009 decreased $8 million to $194 million due to unfavourable changes in working capital, partially offset by higher cash earnings.

For the nine months ended Sept. 30, 2009, comparable earnings decreased to $0.49 per share ($97 million) versus $1.06 per share ($210 million) in the first nine months of 2008. For the nine months ended Sept. 30, 2009, net earnings were $0.52 per share ($102 million) versus $0.71 per share ($141 million) for the same period of 2008.   Earnings were lower year-to-date primarily due to the impact of the company’s accelerated major maintenance plans, higher unplanned outages in the first quarter, lower hydro volumes and prices in the second and third quarters, and lower results from Energy Trading.

For the nine months ended Sept. 30, 2009 cash flow from operations was $334 million compared to $610 million for the same period in 2008. Cash flow year-to-date was lower due to lower cash earnings, the receipt of a $116 million additional Power Purchase Agreement (PPA) payment in 2008, and higher inventory balances in 2009.

Fleet availability for the three months ended Sept. 30, 2009 decreased to 83.9 per cent compared to 86.0 per cent achieved in the third quarter of 2008. The decrease in fleet availability was primarily due to higher planned outages at Alberta Thermal and higher unplanned outages at Centralia Thermal. Availability for the nine months ended Sept. 30, 2009 decreased to 84.4 per cent from 85.7 per cent compared to the same period in 2008 due to higher planned and unplanned outages at Alberta Thermal, partially offset by lower planned and unplanned outages at Centralia Thermal, and no planned maintenance in 2009 at Genesee 3. For the full year, TransAlta now expects overall fleet availability to be in the 86 - 87 per cent range with Alberta Thermal availability ranging between 79 - 80 per cent.

Subsequent Events

Acquisition of Canadian Hydro Developers

On Oct. 20, TransAlta announced its wholly-owned subsidiary had taken up approximately 125 million common shares of Canadian Hydro Developers, Inc. (TSX: KHD) validly deposited to its offer (the “Offer”) to acquire all of the outstanding common shares of Canadian Hydro Developers for $5.25 cash per share. These shares represent approximately 87 per cent of the outstanding common shares of Canadian Hydro Developers. TransAlta also announced its wholly-owned subsidiary had extended the Offer for common shares of Canadian Hydro Developers, Inc. to 3:00 p.m. (Calgary time) on November 3, 2009 to allow additional time for Canadian Hydro Developers shareholders to tender to the Offer. The common shares taken up pursuant to the Offer were paid for on October 23, 2009.

Project Pioneer Carbon Capture and Storage Funding and Partnership Announcement

On Oct. 14, 2009, the federal and provincial governments announced that our carbon capture and storage (CCS) project, Project Pioneer, had received committed funding of more than $750 million.  The funding is being provided as part of the Government of Canada’s $1 billion Clean Energy Fund and the Government of Alberta’s $2 billion CCS initiative.  The funding will also support the undertaking of a Front End Engineering and Design (FEED) study.  The FEED study is expected to cost $20 million; $10 million will come from the federal government, $5 million will come from the provincial government, and $5 million will come from TransAlta and the other industry partners.  The FEED study is expected to be completed by the end of 2010.  Construction of the facility, if supported as expected by the study, would be targeted for start-up in 2015. TransAlta is the managing partner of the joint government-industry partnership.

Keephills 3 Joint Venture Cost and Operations Update

On Oct. 26, 2009, the Board of Directors approved an increase in the construction cost of Keephills 3 from $888 million to $988 million and a change to the commencement of commercial operations to the end of the second quarter of 2011. The increase in construction cost is due to a change in the original expectations of the labour required to complete the project.  Keephills 3 is still expected to meet TransAlta’s investment return targets.

Third Quarter 2009 Highlights:

In millions, unless otherwise stated	3 months ended Sept. 30, 2009	3 months ended Sept. 30, 2008	9 months ended Sept. 30, 2009	9 months ended Sept. 30, 2008
Availability (%)	83.9	86.0	84.4	85.7
Production (GWh)	11,610	12,357	33,439	36,235
Revenue ($MM)	666	791	2,007	2,302
Gross margin ($MM)[1]	380	398	1,107	1,207
Operating income ($MM) [1]	120	124	219	406
Net earnings ($MM)	66	61	102	141
Comparable earnings ($MM) [1]	66	62	97	210
Basic and diluted earnings per share ($)	0.34	0.31	0.52	0.71
Comparable earnings per share ($)	0.34	0.32	0.49	1.06
Cash flow from operations ($MM)	194	202	334	610

1 Gross margin, operating income, and comparable earnings are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 27 of the MD&A.

The complete third quarter report for 2009, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of TransAlta’s website: www.transalta.com.

TransAlta will hold a conference call and webcast at 9 a.m. Mountain (11 a.m. Eastern) today to discuss third quarter 2009 results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brian Burden, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-8061
Toll-free North American participants – 1-866-225-0198

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-800-408-3053 with TransAlta pass code 3003076. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com

Investor Inquiries: Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com